FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Nine Months 2005 – Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
NINE MONTHS ENDED SEPTEMBER 30, 2005

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

•	Operating Revenues increased 8.6% to Ch$ 2,374,072 million mainly due to,
	•	8.9% higher revenues in the Distribution Business
	•	4.9% higher revenues in the Generation Business

•	Physical sales confirmed the sustained increase exhibited since 2H03, related to a recovered economic situation with an increase of 5.5% in physical sales in distribution and 7.1% in generation

•	Electricity sales in GWh, continue growing in all our concession areas, as follows :

	•	Santiago	4.7%
	•	Buenos Aires	4.8%
	•	Bogotá	4.3%
	•	Rio de Janeiro & Fortaleza	7.3%
	•	Lima	6.5%

•	Our client base in distribution grew more than 300 thousand new customers.

•
Operating Income improved 12.8%, to Ch$ 576,730 million, basically as a consequence of higher Operating Income in the distribution business in Brazil and Colombia, and in the generation business in Brazil and Chile

•	Non operating income decreased 11.1% mainly due to,
	•	Lower net income from related companies
	•	Higher losses in foreign currencies exchange variation
	•	Higher non-cash losses related to Technical Bulletin 64

•	Net income accounted for Ch$ 37,251 million. This implied a 2.3% increase.

•	The Rating Agency Moody’s improved the rating of Enersis, updating the outlook to positive from stable. Likewise, Standard & Poor´s raised Enersis senior unsecured debt to BBB-.

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GENERAL INFORMATION

(Santiago, Chile, October 27, 2005) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the third quarter, ended September 30, 2005. All figures are in both US$ and Ch$, and in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP) as shown in the standarized form required by Chilean authorities (FECU). Variations refer to the period between September 30, 2004 and September 30, 2005. Figures have been adjusted by the one-month lag CPI variation between both periods, equal to 3.0% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of September 2005 for both periods under comparison, equal to US$1 = Ch$529.2. The Chilean peso appreciated by 13.1% against the US$ comparing September 30, 2005 to September 30, 2004.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco and Elesur.
b)	Outside Chile: Distrilima (Peru), Ampla and Investluz (Brazil), Edesur (Argentina), Codensa (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most of variations, and comments on the main items of Income and Cash Flow Statements compared to the information booked as of September 30, 2004.

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SIMPLIFIED ORGANIZATIONAL STRUCTURE

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MARKET INFORMATION

EQUITY MARKET

The last 12 months, market capitalization increased 58.01% from US$4,728 million to US$7,471 million; Enersis' ADR changed from US$7.24 to US$11.44. This variation is compared very favorably with respect to the 4.84% variation of the Dow Jones Index for the same period.

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PRESS RELEASE Nine Months 2005 – Market Information

Over the last 12 months, the share price increased 37.57%, from Ch$87.70 to Ch$120.65. This is favorably compared with the 26.11% increase of the IPSA Index.

Over the last 12 months, the Enersis share price has increased 60.40%, from € 5.86 to € 9.40, compared to the 84.43% variation of the Latibex Index.

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MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

August 29, 2005	Raymond James	Ricardo Cavanagh	12.50	Buy
August 23, 2005	Santander Invest.	Raimundo Valdés	11.70	Buy

ADR average target price (US$)			12.10

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:	Ba1 / Positive

Rationale (14/10/05)
“Moody’s Investors Service affirmed the rating of Enersis”… “and revised the rating outlook”… “to positive from stable”... “The change in outlook reflects improving financial performance, changes in the regulatory framework in Chile that are favorable for the company, and stronger demand growth for electricity in several countries in which Enersis and Endesa have operations.”

Standard & Poor’s:	BBB- / Positive

Rationale (26/10/05)
“Standard & Poor’s raised Enersis’ senior unsecured debt to BBB- from BB+, eliminating the one-notch difference between Enersis’s corporate credit rating and the rating of its senior secured debt”.

“The BBB- corporate credit rating on Enersis is based on its good business profile, which reflects the strong creditworthiness of its Chilean investments, the strong competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the growing demand for power in the region.”

Fitch:	BBB- / Positive

Rationale (09/02/05)
“…Operating income continues to grow reflecting improved regional economic conditions, strong demand growth, and lower regulatory uncertainties. Further improvement along this trend may result in additional positive rating actions.”

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds:	A+ / Stable
	Shares:	1st Class Level 1

Fitch:	Bonds:	A+ / Stable
	Shares:	1st Class Level 1

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CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	9M 04	9M 05	Var 05-04	Chg %

Revenues from Generation	812,560	852,593	40,033	4.9%
Revenues from Distribution	1,504,518	1,638,936	134,418	8.9%
Revenues from Engineering and Real Estate	21,015	20,937	(78)	(0.4%)
Revenues from Other Businesses	109,587	115,625	6,038	5.5%
Consolidation Adjustments	(260,910)	(254,019)	6,891	2.6%

Operating Revenues	2,186,770	2,374,072	187,302	8.6%

Costs from Generation	(503,966)	(535,719)	(31,753)	(6.3%)
Costs from Distribution	(1,172,054)	(1,243,642)	(71,588)	(6.1%)
Costs from Engineering and Real Estate	(18,368)	(17,157)	1,211	6.6%
Costs from Other Businesses	(87,459)	(93,198)	(5,739)	(6.6%)
Consolidation Adjustments	242,959	234,527	(8,432)	(3.5%)

Operating Costs	(1,538,888)	(1,655,189)	(116,301)	(7.6%)

Operating Margin	647,882	718,883	71,001	11.0%

SG&A from Generation	(24,591)	(27,556)	(2,965)	(12.1%)
SG&A from Distribution	(109,121)	(112,203)	(3,082)	(2.8%)
SG&A from Engineering and Real Estate	(2,392)	(2,301)	91	3.8%
SG&A from Other Businesses	(22,468)	(23,102)	(634)	(2.8%)
Consolidation Adjustments	21,888	23,009	1,121	5.1%

Selling and Administrative Expenses	(136,684)	(142,153)	(5,469)	(4.0%)

Operating Income	511,198	576,730	65,532	12.8%

Interest Income	56,158	64,118	7,960	14.2%
Interest Expense	(279,647)	(265,163)	14,484	5.2%
Net Financial Income (Expenses)	(223,488)	(201,045)	22,443	10.0%
Equity Gains from Related Companies	29,216	13,443	(15,773)	(54.0%)
Equity Losses from Related Companies	(0)	(8,516)	(8,515)	-
Net Income from Related Companies	29,216	4,927	(24,289)	(83.1%)
Other Non Operating Income	41,829	62,652	20,823	49.8%
Other Non Operating Expenses	(99,238)	(129,945)	(30,707)	(30.9%)
Net other Non Operating Income (Expense)	(57,410)	(67,293)	(9,883)	(17.2%)
Price Level Restatement	(925)	(1,521)	(596)	(64.5%)
Foreign Exchange Effect	13,038	(5,720)	(18,758)	(143.9%)
Net of Monetary Exposure	12,113	(7,241)	(19,354)	(159.8%)
Positive Goodwill Amortization	(40,917)	(40,980)	(63)	(0.2%)

Non Operating Income	(280,486)	(311,632)	(31,146)	(11.1%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	230,712	265,098	34,386	14.9%

Extraordinary Items	-	-	-	-
Income Tax	(130,343)	(134,580)	(4,237)	(3.3%)
Minority Interest	(77,950)	(105,257)	(27,307)	(35.0%)
Negative Goodwill Amortization	13,996	11,990	(2,006)	(14.3%)

NET INCOME	36,415	37,251	836	2.3%

EBITDA	827,120	866,386	39,266	4.7%

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UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	9M 04	9M 05	Var 05-04	Chg %

Revenues from Generation	1,535,449	1,611,098	75,649	4.9%
Revenues from Distribution	2,843,004	3,097,007	254,003	8.9%
Revenues from Engineering and Real Estate	39,711	39,564	(147)	(0.4%)
Revenues from Other Businesses	207,081	218,490	11,409	5.5%
Consolidation Adjustments	(493,028)	(480,005)	13,023	2.6%

Operating Revenues	4,132,218	4,486,152	353,934	8.6%

Costs from Generation	(952,317)	(1,012,319)	(60,002)	(6.3%)
Costs from Distribution	(2,214,765)	(2,350,041)	(135,276)	(6.1%)
Costs from Engineering and Real Estate	(34,709)	(32,421)	2,288	6.6%
Costs from Other Businesses	(165,266)	(176,112)	(10,846)	(6.6%)
Consolidation Adjustments	459,106	443,174	(15,932)	(3.5%)

Operating Costs	(2,907,952)	(3,127,719)	(219,767)	(7.6%)

Operating Margin	1,224,267	1,358,433	134,166	11.0%

SG&A from Generation	(46,468)	(52,071)	(5,603)	(12.1%)
SG&A from Distribution	(206,200)	(212,024)	(5,824)	(2.8%)
SG&A from Engineering and Real Estate	(4,519)	(4,347)	172	3.8%
SG&A from Other Businesses	(42,457)	(43,655)	(1,198)	(2.8%)
Consolidation Adjustments	41,360	43,478	2,118	5.1%

Selling and Administrative Expenses	(258,284)	(268,619)	(10,335)	(4.0%)

Operating Income	965,983	1,089,814	123,831	12.8%

Interest Income	106,119	121,161	15,042	14.2%
Interest Expense	(528,433)	(501,065)	27,368	5.2%
Net Financial Income (Expenses)	(422,313)	(379,904)	42,409	10.0%
Equity Gains from Related Companies	55,208	25,402	(29,806)	(54.0%)
Equity Losses from Related Companies	(1)	(16,091)	(16,090)	-
Net Income from Related Companies	55,207	9,311	(45,896)	(83.1%)
Other Non Operating Income	79,041	118,390	39,349	49.8%
Other Non Operating Expenses	(187,525)	(245,549)	(58,024)	(30.9%)
Net other Non Operating Income (Expense)	(108,484)	(127,159)	(18,675)	(17.2%)
Price Level Restatement	(1,748)	(2,874)	(1,126)	(64.5%)
Foreign Exchange Effect	24,637	(10,809)	(35,446)	(143.9%)
Net of Monetary Exposure	22,890	(13,683)	(36,573)	(159.8%)
Positive Goodwill Amortization	(77,319)	(77,438)	(119)	(0.2%)

Non Operating Income	(530,019)	(588,873)	(58,854)	(11.1%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	435,964	500,941	64,977	14.9%

Extraordinary Items	-	-	-	-
Income Tax	(246,301)	(254,307)	(8,006)	(3.3%)
Minority Interest	(147,297)	(198,899)	(51,602)	(35.0%)
Negative Goodwill Amortization	26,448	22,658	(3,790)	(14.3%)

NET INCOME	68,813	70,392	1,579	2.3%

EBITDA	1,562,964	1,637,161	74,197	4.7%

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CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of September 2005, the company registered profits of Ch$37,251 million that represent an increase of Ch$836 million or 2.3% . The increase in results is explained by a 12.8% increase in operating income, partially offset by a 11.1% increase in non operating losses and a 35% increase in minority interest expense.

OPERATING INCOME

Activities of Enersis are developed through subsidiaries in five different countries. The core businesses of the Company are generation and distribution of electricity.

Table 3

	9M 04				9M 05

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa	828,590	(517,699)	(25,487)	285,404	867,839	(549,035)	(28,460)	290,344
Chilectra S.A.	373,692	(256,317)	(29,826)	87,549	428,547	(311,743)	(29,010)	87,794
Edesur S.A.	171,893	(147,979)	(22,670)	1,244	177,642	(158,099)	(21,906)	(2,363)
Distrilima (Edelnor)	147,132	(111,547)	(13,439)	22,146	148,716	(113,155)	(13,409)	22,152
Ampla	298,478	(245,550)	(11,911)	41,017	355,315	(279,907)	(13,603)	61,805
Investluz (Coelce)	213,311	(186,557)	(24,857)	1,897	230,548	(165,173)	(26,255)	39,120
Codensa S.A.	300,011	(224,104)	(6,417)	69,490	298,168	(215,565)	(8,021)	74,582
CAM Ltda.	72,339	(61,244)	(5,252)	5,843	81,088	(68,588)	(5,959)	6,541
Inmobiliaria Manso de Velasco Ltda.	4,986	(4,636)	(1,496)	(1,146)	5,691	(3,842)	(1,397)	452
Synapsis Soluciones y Servicios IT Ltda.	33,838	(25,340)	(4,326)	4,172	31,118	(23,793)	(5,210)	2,115
Enersis Holding and other investment vehicles	3,410	(874)	(12,891)	(10,355)	3,419	(816)	(11,932)	(9,329)
Consolidation Adjustments	(260,910)	242,959	21,888	3,937	(254,019)	234,527	23,009	3,517

Total Consolidation	2,186,770	(1,538,888)	(136,684)	511,198	2,374,072	(1,655,189)	(142,153)	576,730

Table 3.1

	9M 04				9M 05

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa	1,565,740	(978,268)	(48,162)	539,310	1,639,908	(1,037,480)	(53,779)	548,648
Chilectra S.A.	706,145	(484,348)	(56,360)	165,437	809,802	(589,084)	(54,819)	165,899
Edesur S.A.	324,817	(279,628)	(42,838)	2,351	335,681	(298,751)	(41,395)	(4,464)
Distrilima (Edelnor)	278,027	(210,784)	(25,396)	41,847	281,021	(213,823)	(25,338)	41,860
Ampla	564,017	(464,002)	(22,507)	77,508	671,420	(528,925)	(25,705)	116,790
Investluz (Coelce)	403,082	(352,526)	(46,970)	3,585	435,654	(312,118)	(49,613)	73,924
Codensa S.A.	566,914	(423,477)	(12,125)	131,312	563,431	(407,341)	(15,157)	140,933
CAM Ltda.	136,695	(115,729)	(9,925)	11,041	153,228	(129,607)	(11,260)	12,361
Inmobiliaria Manso de Velasco Ltda.	9,422	(8,760)	(2,827)	(2,166)	10,754	(7,260)	(2,640)	855
Synapsis Soluciones y Servicios IT Ltda.	63,942	(47,884)	(8,174)	7,884	58,802	(44,960)	(9,845)	3,996
Enersis Holding and other investment vehicles	6,444	(1,652)	(24,360)	(19,568)	6,461	(1,542)	(22,547)	(17,629)
Consolidation Adjustments	(493,027)	459,106	41,360	7,439	(480,005)	443,174	43,479	6,647

Total Consolidation	4,132,218	(2,907,953)	(258,283)	965,982	4,486,156	(3,127,717)	(268,619)	1,089,820

Operating income as of September 2005 amounted to Ch$576,730 million, reflecting a 12.8% increase or Ch$65,532 million. This increase is principally due to an important improvement in operating income in the distribution subsidiaries in Brazil and Colombia.

NON OPERATING INCOME

The company’s non-operating result decreased 11.1% or Ch$31,146 million from a loss of Ch$280,486 million to a loss of Ch$311,632 million. This is principally explained by the negative conversion effect as a result of the application of the Technical Bulletin N°64 of Chilean GAAP, the negative exchange rate

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variations and lower income from related companies. This was partially compensated with lower net interest expenses.

Net Interest Expense decreased by Ch$22,443 million or 10.0% from a net expense of Ch$223,488 million in 2004 to a net expense of Ch$201,045 million. This reduction in net interest expense is mainly due to lower fee expenses and higher interest income from the investment of cash surplus in Codensa and Ampla.

Income from investments in related companies shows an 83.1% decrease or Ch$24,289 million. This is mainly attributable to lower profits of Ch$20,086 million recognized from Cia. de Interconexión Energética (CIEN), Ch$4,150 million from Central Generadora de Fotaleza (CGTF) and Ch$1,640 million from Inversiones Eléctricas Quillota. This was partially compensated by higher profits recognition of Ch$1,557 million from Gas Atacama Holding Ltda.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to Ch$40,980 million.

Net other non-operating expenses reflect an increase of Ch$9,883 million. The principal reasons for this variation are,

•	Higher losses of Ch$8,120 million as a result of the adjustment on the conversion to Chilean GAAP following the application of Technical Bulletin Nº 64, principally on our Brazilian subsidiary Ampla.
•	Non recurring indemnity of Ch$8,021 million received by Edesur in 2004 from Alstom-Pirelli in the case involving the Azopardo sub-station fire.
•	An increase of $5,201 million in provisions on contingencies and lawsuits.
•	Lower net income amounting to Ch$4,247 million on derivative instrument contracts.
•	Higher losses due to adjustments to investments in related companies of Ch$2,207 million.
•	An increase of Ch$1,148 million in the equity tax of 1.2% on all companies established in Colombia.
•	Higher net losses of Ch$1,477 million from the sale of assets and materials.

This items were partially compensated by the following:

•	Lower losses related to taxable fines and other expenses of Ch$6,445 million.
•	Price adjustment in the purchase of Elesur of Ch$4,538 million.
•	Higher revenues related to gas transport services of Ch$4,520 million.
•	Revenues from the sale of transmission lines rights of Ch$3,899 million.

Price-level restatement losses increased by Ch$596 million. This is principally due to adjustments effects related to financial contributions in Chilectra for Ch$1,058 million.

Foreign exchange differences decreased by Ch$18,758 million.This is primarily due to the profit of liquidation of forwards contracts of Ch$3,986 and the exchange rate variations between the two periods over the mismatch netting US$ structure of the company. During this semester, the appreciation of the Chilean Peso against the US Dollar was 5.1% compared to 2.5% devaluation in the previous period.

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Income Tax and Deferred Taxes. increased by Ch$4,237 million, from an expense of Ch$130,343 to an expense of Ch$134,580 million.

The increase of Ch$12,373 million in income tax is mainly explained by lower taxes in Edelnor, Investluz, Elesur, Ampla an Edegel of Ch$5,296 million, Ch$4,019, Ch$3,734 million, Ch$2,422 million and Ch$1,238 million respectively. This was partially compensated by lower tax provisions of Ch$5,851 million in Chilectra and Ch$1,473 million in Codensa.

With regard to deferred taxes, that do not represent cash flow, these show a positive variation of Ch$8,136 million, explained mainly by the decrease on deferred taxes in Edelnor for Ch$ 10,603 million, Edegel for Ch$10,191 million, Edesur for Ch$6,286 million, Endesa Costanera for Ch$4,318 million, San Isidro for Ch$4,065 million and Enersis for Ch$3,209 million, partially compensated by higher deferred taxes in Chilectra for Ch$9,341 million, Coelce for Ch$7,023 million, Endesa Chile for Ch$6,034 million, Pehuenche for Ch$4,030 million, Chocón for Ch$2,172 million and Ampla for Ch$2,087 million.

Amortization on negative goodwill amounted to Ch$11,990 million which reflects a reduction of Ch$2,006 million, explained by the effect of exchange rate applied in foreign subsidiaries accounted in dollars and that have a negative goodwill.

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EVOLUTION OF KEY FINANCIAL RATIOS

Table 4

Indicator	Unit	9M 04	9M 05	Var 05-04	Chg %

Liquidity	Times	1.42	1.10	(0.32)	(22.5%)
Acid ratio test *	Times	1.30	1.00	(0.30)	(23.1%)
Working capital	million Ch$	449,163	117,032	(332,131)	(73.9%)
Working capital	th. US$	848,758	221,149	(627,609)	(73.9%)
Leverage **	Times	0.83	0.88	0.05	6.0%
Short-term debt	%	0.21	0.24	0.03	14.3%
Long-term debt	%	0.79	0.76	(0.03)	(3.8%)
Interest Coverage***	Times	3.31	3.50	0.19	5.7%
EBITDA****	th. US$	1,562,964	1,637,161	74,197	4.7%
ROE	%	1.34%	1.44%	0.10%	7.5%
ROA	%	0.32%	0.37%	0.05%	15.6%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill)/Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio as of September 2005 was 1.10, reflecting a decrease of 0.32 compared to 2004. This is explained by the reduction in time deposits for capital reduction purposes in some subsidiaries. Nevertheless, the company is still showing a strong liquidity shape after the capital reduction and refinancing done during the last two years.

Leverage as of September 2005 was 0.88, compared with the 0.83 registered last year. This is mainly explained by the exchange rate effects in Chile.

ROE as of September 2005 was 1.44% compared with the 1.34% in 2004, mainly explained by the higher net income during 2005.

ROA increased from 0.32% to 0.37% explained by the higher net income and lower total assets.

Interest Coverage improved 5.7%, from 3.31 to 3.50, mainly due to the reduction in interest expense and to the 4.7% increase of EBITDA, from US$1,563 million to US$1,637 million.

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CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 5

ASSETS - (million Ch$)	9M 04	9M 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	59,813	55,531	(4,282)	(7.2%)
Time deposits	371,917	225,408	(146,510)	(39.4%)
Marketable securities	15,146	3,858	(11,288)	(74.5%)
Accounts receivable, net	570,157	607,517	37,360	6.6%
Notes receivable, net	2,719	3,728	1,009	37.1%
Other accounts receivable, net	42,694	69,916	27,222	63.8%
Amounts due from related companies	132,588	12,058	(120,531)	(90.9%)
Inventories	81,450	78,658	(2,792)	(3.4%)
Income taxes recoverable	91,660	71,318	(20,342)	(22.2%)
Prepaid expenses	41,386	43,698	2,312	5.6%
Deferred income taxes	72,461	42,276	(30,185)	(41.7%)
Other current assets	45,801	31,277	(14,523)	(31.7%)

Total currrent assets	1,527,792	1,245,241	(282,551)	(18.5%)

PROPERTY, PLANT AND EQUIPMENT
Land	121,387	122,812	1,425	1.2%
Buildings and infraestructure and works in progress	10,745,641	9,771,586	(974,055)	(9.1%)
Machinery and equipment	1,888,444	1,648,723	(239,721)	(12.7%)
Other plant and equipment	361,766	402,923	41,157	11.4%
Technical appraisal	654,148	556,975	(97,173)	(14.9%)
Sub - Total	13,771,387	12,503,018	(1,268,369)	(9.2%)
Accumulated depreciation	(5,368,099)	(5,131,999)	236,100	4.4%

Total property, plant and equipment	8,403,287	7,371,019	(1,032,268)	(12.3%)

OTHER ASSETS
Investments in related companies	213,518	173,145	(40,373)	(18.9%)
Investments in other companies	105,128	45,283	(59,845)	(56.9%)
Positive goodwill, net	767,785	708,024	(59,761)	(7.8%)
Negative goodwill, net	(69,788)	(41,888)	27,900	40.0%
Long-term receivables	113,302	107,668	(5,634)	(5.0%)
Amounts due from related companies	777	98,357	97,580	-
Intangibles	88,355	80,150	(8,205)	(9.3%)
Accumulated amortization	(46,947)	(47,041)	(94)	(0.2%)
Others assets	177,958	264,263	86,305	48.5%

Total other assets	1,350,090	1,387,960	37,870	2.8%

TOTAL ASSETS	11,281,169	10,004,220	(1,276,949)	(11.3%)

Pg. 16

PRESS RELEASE Nine Months 2005 – Market Information

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 5.1

ASSETS - (thousand US$)	9M 04	9M 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	113,026	104,933	(8,093)	(7.2%)
Time deposits	702,791	425,940	(276,851)	(39.4%)
Marketable securities	28,620	7,290	(21,330)	(74.5%)
Accounts receivable, net	1,077,394	1,147,991	70,597	6.6%
Notes receivable, net	5,138	7,045	1,907	37.1%
Other accounts receivable, net	80,676	132,116	51,440	63.8%
Amounts due from related companies	250,545	22,785	(227,760)	(90.9%)
Inventories	153,911	148,636	(5,275)	(3.4%)
Income taxes recoverable	173,204	134,766	(38,438)	(22.2%)
Prepaid expenses	78,205	82,574	4,369	5.6%
Deferred income taxes	136,926	79,886	(57,040)	(41.7%)
Other current assets	86,547	59,102	(27,445)	(31.7%)

Total currrent assets	2,886,984	2,353,063	(533,921)	(18.5%)

PROPERTY, PLANT AND EQUIPMENT
Land	229,378	232,071	2,693	1.2%
Buildings and infraestructure and works in progress	20,305,445	18,464,825	(1,840,620)	(9.1%)
Machinery and equipment	3,568,489	3,115,500	(452,989)	(12.7%)
Other plant and equipment	683,610	761,382	77,772	11.4%
Technical appraisal	1,236,107	1,052,484	(183,623)	(14.9%)
Sub - Total	26,023,029	23,626,263	(2,396,766)	(9.2%)
Accumulated depreciation	(10,143,800)	(9,697,656)	446,144	4.4%

Total property, plant and equipment	15,879,228	13,928,607	(1,950,621)	(12.3%)

OTHER ASSETS
Investments in related companies	403,473	327,182	(76,291)	(18.9%)
Investments in other companies	198,655	85,568	(113,087)	(56.9%)
Positive goodwill, net	1,450,841	1,337,914	(112,927)	(7.8%)
Negative goodwill, net	(131,875)	(79,154)	52,721	40.0%
Long-term receivables	214,101	203,454	(10,647)	(5.0%)
Amounts due from related companies	1,468	185,860	184,392	-
Intangibles	166,960	151,455	(15,505)	(9.3%)
Accumulated amortization	(88,713)	(88,892)	(179)	(0.2%)
Others assets	336,277	499,363	163,086	48.5%

Total other assets	2,551,187	2,622,751	71,564	2.8%

TOTAL ASSETS	21,317,402	18,904,421	(2,412,981)	(11.3%)

Pg. 17

PRESS RELEASE Nine Months 2005 – Market Information

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 6

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	9M 04	9M 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	246,197	95,797	(150,400)	61.1%
Current portion of long-term debt due to banks and financial institutions	122,235	107,269	(14,966)	12.2%
Promissory notes	-	-	-
Current portion of bonds payable	83,414	317,016	233,602	-
Current portion of long-term notes payable	25,180	26,587	1,407	(5.6%)
Dividends payable	3,940	16,556	12,616	-
Accounts payable	215,418	243,755	28,336	(13.2%)
Short-term notes payable	7,133	14,956	7,823	(109.7%)
Miscellaneous payables	47,559	57,552	9,993	(21.0%)
Accounts payable to related companies	91,544	49,844	(41,700)	45.6%
Accrued expenses	61,842	56,621	(5,221)	8.4%
Withholdings	60,126	48,472	(11,653)	19.4%
Income taxes payable	38,258	55,039	16,781	(43.9%)
Anticipated income	8,695	4,361	(4,334)	49.8%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	2,279	1,870	(409)	17.9%
Other current liabilities	64,809	32,514	(32,295)	49.8%

Total current liabilities	1,078,629	1,128,209	49,580	(4.6%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	742,522	546,925	(195,597)	26.3%
Bonds payable	2,645,551	2,249,182	(396,369)	15.0%
Long -term notes payable	174,209	118,486	(55,724)	32.0%
Accounts payables	25,833	48,827	22,994	(89.0%)
Amounts payable to related companies	-	9,631	9,631	-
Accrued expenses	338,264	329,090	(9,174)	2.7%
Deferred income taxes	64,464	73,302	8,838	(13.7%)
Reinbursable financial contribution	7,129	4,895	(2,234)	31.3%
Other long-term liabilities	40,469	173,478	133,009	-

Total long-term liabilities	4,038,439	3,553,814	(484,625)	12.0%

Minority interest	3,453,966	2,742,877	(711,089)	(20.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,294,543	2,283,404	(11,139)	(0.5%)
Additional paid-in capital	43,596	54,802	11,206	25.7%
Additional paid-in capital (share premium)	166,626	166,631	5	0.0%
Other reserves	(27,163)	(190,505)	(163,342)	-
Total capital and reserves	2,477,603	2,314,332	(163,270)	(6.6%)
Retained earnings	198,855	227,736	28,880	14.5%
Net income for the period	36,415	37,251	836	2.3%
Deficits of subsidaries in development stage	(2,738)	-	2,738	(100.0%)
Total retained earnings	232,533	264,987	32,454	14.0%

Total shareholder´s equity	2,710,135	2,579,320	(130,815)	(4.8%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,281,169	10,004,220	(1,276,949)	(11.3%)

Pg. 18

PRESS RELEASE Nine Months 2005 – Market Information

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

LIABILITIES - (thousand US$)	9M 04	9M 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	465,224	181,022	(284,202)	61.1%
Current portion of long-term debt due to banks and financial in	230,982	202,701	(28,281)	12.2%
Current portion of bonds payable	157,622	599,047	441,425	-
Current portion of long-term notes payable	47,582	50,240	2,658	(5.6%)
Dividends payable	7,444	31,285	23,841	-
Accounts payable	407,064	460,610	53,546	(13.2%)
Short-term notes payable	13,479	28,262	14,783	(109.7%)
Miscellaneous payables	89,869	108,752	18,883	(21.0%)
Accounts payable to related companies	172,986	94,187	(78,799)	45.6%
Accrued expenses	116,860	106,994	(9,866)	8.4%
Withholdings	113,616	91,596	(22,020)	19.4%
Income taxes payable	72,294	104,004	31,710	(43.9%)
Anticipated income	16,430	8,241	(8,189)	49.8%
Reinbursable financial contribution	4,307	3,534	(773)	17.9%
Other current liabilities	122,467	61,440	(61,027)	49.8%

Total current liabilities	2,038,225	2,131,914	93,689	(4.6%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,403,102	1,033,494	(369,608)	26.3%
Bonds payable	4,999,151	4,250,155	(748,996)	15.0%
Long -term notes payable	329,194	223,896	(105,298)	32.0%
Accounts payables	48,816	92,267	43,451	(89.0%)
Amounts payable to related companies	-	18,198	18,198	-
Accrued expenses	639,198	621,862	(17,336)	2.7%
Deferred income taxes	121,814	138,514	16,700	(13.7%)
Reinbursable financial contribution	13,471	9,250	(4,221)	31.3%
Other long-term liabilities	76,471	327,811	251,340	-

Total long-term liabilities	7,631,216	6,715,446	(915,770)	12.0%

Minority interest	6,526,769	5,183,063	(1,343,706)	(20.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,335,871	4,314,823	(21,048)	(0.5%)
Additional paid-in capital	82,382	103,556	21,174	25.7%
Additional paid-in capital (share premium)	314,865	314,874	9	0.0%
Other reserves	(51,328)	(359,986)	(308,658)	-
Total capital and reserves	4,681,789	4,373,266	(308,523)	(6.6%)
Retained earnings	375,766	430,340	54,574	14.5%
Net income for the period	68,812	70,392	1,580	2.3%
Deficits of subsidaries in development stage	(5,173)	-	5,173	(100.0%)
Total retained earnings	439,404	500,732	61,328	14.0%

Total shareholder´s equity	5,121,193	4,873,998	(247,195)	(4.8%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	21,317,402	18,904,421	(2,412,981)	(11.3%)

Pg. 19

PRESS RELEASE Nine Months 2005 – Market Information

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets decreased by Ch$1,276,949 million. This was due to:

•
A decrease of Ch1,032,268 million, or 12.3% in Fixed Assets because of the depreciation for the year of Ch$400,000 million and the effect of the exchange rate of Ch$769,000 million on the fixed assets of overseas companies, In accordance with the methodology of carrying the non-monetary assets in  nominal Dollars, pursuant to Technical Bulletin Nº 64 in the subsidiaries located in countries with unstable currencies. This was partly compensated by the incorporation of new fixed assets amounting to Ch$280,000 million.

•		Current Assets decreased Ch$282,551 million, mainly due to:

•
A decrease of Ch$146,510 million in time deposits mainly explained by a decrease in deposits for the capital reduction in Codensa of Ch$147,980 million and in Emgesa of Ch$68,919 million. This is partially compensated by an increase in time deposits in Edelnor of Ch$23,994 million, Cachoeira Dourada of Ch$13,337 million, Betania of Ch$12,632 million, Investluz of Ch$12,533 million and Endesa of Ch$12,012 million.

•
A decrease of Ch$120,530 million of amounts due from related companies explained by debt  refinanced over one year in Atacama Finance, of Ch$98,046 million; as well as the exchange rate effect on this refinancing.

This was partially compensated by:

•
An increase of Ch$37,360 million in accounts receivables, mainly due to the increase in invoicing at the subsidiaries Coelce of Ch$15,729 million, Codensa of Ch$15,695 million, Chilectra of Ch$14,992 million, and Endesa Costanera of Ch$13,033 million, partially compensated by a reduction of Ch$11,189 million in Cachoeira Dourada due to the agreement with Celg and Ch$7,905 million in El Chocon.

•		Other long term assets show an increase of Ch$37,870 million, explained mainly as follows:

	•	An increase of Ch$97,580 million in amounts due from related companies, basically explained by the refinancing of the Atacama Finance loan of Ch$98,046 million.
•
An increase of Ch$86,305 million in other long term assets, mainly due to the investment in Empresa Eléctrica de Bogotá of Ch$40,325 million and higher regulatory assets in Brazil of Ch$14,791 million, higher wholesale market fund in Argentina of Ch$19,200 million and deferred expenses of Ch$14,685 million. This was partially compensated by lower effects of the new Fair Value accounting for derivatives of Ch$9,381 million and deferred commissions and expenses of on  loans of Ch$8,556 million.

This was partially compensated by:

•
Decrease of positive goodwill of Ch$59,761 million. This corresponds to the annual average amortization by Ch$55,000 million, plus, the exchange rate effect on other several minor positive goodwill located in subsidiaries accounted in US Dollars.

	•	Decrease of Ch$59,845 million in Investments in Other Companies, basically the investment in Empresa Eléctrica de Bogotá, as a result of the liquidation of Luz de Bogotá.

Pg. 20

PRESS RELEASE Nine Months 2005 – Market Information

Total Liabilities and Shareholder´s Equity show a reduction of Ch$1,276,949 million, due principally to:

•		Short-term liabilities show an increase of Ch$49,580 million or 4.6% as a result of:

	•	Increase of Ch$233,602 million in short term bond obligations following the transfer to short term of the Endesa International bonds for Ch$79,380 million and Edegel of Ch$34,062 million, Endesa Chile of Ch$106,317 million, Edelnor of Ch$13,626 and Emgesa of Ch$34,337 million, partially compensated by payments in Edegel of Ch$18,897 million, Endesa Chile of Ch$13,780 and Ampla of Ch$8,033 million.

This was partially compensated by:

	•	A decrease in the short term and the short-term portion of the long-term obligation with banks for Ch$150,400 million. This is due to payments in advance and refinancing in Emgesa of Ch$66,029 million, Ampla of Ch$56,137 million, Coelce of Ch$30,036 million and Edesur of Ch$32,864 million.

	•	A decrease of Ch$41,700 million in the accounts payable to related companies, basically from Enersis to Endesa Internacional of Ch$29,498 million due to the payment and price adjustment on the purchase of Elesur.

•		Long term liabilities reduction of Ch$484,625 million or 12.0 % due basically to the following:

	•	Decrease of Ch$195,596 million due to banks, mainly explained by prepayments with excess flow or through bond refinancing.
•
Decrease of Ch$396,369 million in bonds payable, due to the transfer to short term of bonds, partially compensated by new issuances in Betania for Ch$69,339 million, Emgesa for Ch$48,537 million, Ampla for Ch$26,077 million, Edegel for Ch$18,690 million, Coelce for Ch$15,811 million, Edesur for Ch$14.499 million and Edelnor for Ch$9,495 million, to prepay bank debt.

This was partially compensated by:

	•	An increase of Ch$130,775 million in other long term liabilities, due to the Fair Value accounting of the swaps subscribed by Enersis and the transfer from short term of the quality service fines in Edesur of Ch$25,065 million.

Minority interest decreased by Ch$711,089 million, mainly explained by the effect of capital reduction in Emgesa and Codensa, added to the effect of the reduction in the investments in the foreign subsidiaries controlled in US Dollars in accordance with bulletin N°64.

Equity decreased by Ch$130,815 million. This variation is explained principally by the reduction of Ch$163,342 in other reserves, due to the revaluation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments controlled in US Dollars, partially compensated by the increase of Ch$28,880 million in retained earnings.

Pg. 21

PRESS RELEASE Nine Months 2005 – Market Information

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 7

								TOTAL

Million Ch$	2005	2006	2007	2008	2009	2010	Balance

Chile	6,135	383,450	26,706	304,014	335,494	212,032	987,175	2,255,006

Enersis	393	172,378	1,566	83,681	1,658	1,658	421,385	682,719
Chilectra	-	-	-	-	-	-	-	-
Other (*)	2,128	1,203	-	-	-	-	-	3,332
Endesa Chile (**)	3,614	209,869	25,140	220,333	333,836	210,374	565,790	1,568,955

Argentina	10,730	68,895	39,629	24,116	20,396	13,592	10,391	187,748

Edesur	386	40,635	20,661	8,256	-	-	-	69,938
Costanera	10,343	23,181	18,968	15,860	20,396	13,592	10,391	112,731
Hidroinvest	-	5,080	-	-	-	-	-	5,080

Perú	37,179	92,531	41,262	20,255	27,979	4,739	23,084	247,030

Edelnor	6,872	50,153	9,510	4,739	6,319	4,739	18,427	100,759
Edegel	30,307	42,378	31,752	15,516	21,660	-	4,657	146,271

Brasil	13,634	55,720	61,620	109,379	51,025	68,147	55,605	415,131

Coelce	5,153	22,610	23,731	24,680	13,679	6,859	52,677	149,389
Ampla	8,025	30,942	35,043	83,658	37,347	61,288	2,927	259,230
Cachoeira	456	2,169	2,846	1,041	-	-	-	6,512

Colombia	46,379	52,659	13,483	-	84,280	27,736	194,150	418,687

Codensa	38,472	-	-	-	11,557	-	104,009	154,037
Emgesa	1,166	39,177	-	-	72,724	-	48,538	161,604
Betania	6,741	13,483	13,483	-	-	27,736	41,604	103,046

TOTAL	114,057	653,256	182,700	457,764	519,174	326,245	1,270,406	3,523,602

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 7.1

								TOTAL

Thousand US$	2005	2006	2007	2008	2009	2010	Balance

Chile	11,593	724,584	50,464	574,478	633,965	400,665	1,865,411	4,261,160

Enersis	744	325,733	2,959	158,128	3,132	3,133	796,268	1,290,096
Chilectra	-	-	-	-	-	-	-	-
Other (*)	4,022	2,274	-	-	-	-	-	6,296
Endesa Chile (**)	6,828	396,577	47,506	416,350	630,832	397,532	1,069,142	2,964,768

Argentina	20,275	130,187	74,885	45,570	38,540	25,683	19,636	354,777

Edesur	730	76,785	39,041	15,601	-	-	-	132,158
Costanera	19,545	43,804	35,844	29,969	38,540	25,683	19,636	213,021
Hidroinvest	-	9,599	-	-	-	-	-	9,599

Perú	70,255	174,851	77,971	38,275	52,870	8,955	43,621	466,799

Edelnor	12,985	94,771	17,971	8,955	11,940	8,955	34,821	190,399
Edegel	57,270	80,080	60,000	29,320	40,930	-	8,800	276,400

Brasil	25,764	105,291	116,440	206,688	96,420	128,773	105,073	784,450

Coelce	9,737	42,724	44,843	46,636	25,848	12,961	99,541	282,292
Ampla	15,164	58,469	66,218	158,084	70,572	115,813	5,532	489,852
Cachoeira	862	4,098	5,379	1,967	-	-	-	12,306

Colombia	87,639	99,507	25,477	-	159,260	52,411	366,875	791,169

Codensa	72,698	-	-	-	21,838	-	196,540	291,076
Emgesa	2,203	74,030	-	-	137,422	-	91,719	305,374
Betania	12,739	25,477	25,477	-	-	52,411	78,616	194,720

TOTAL	215,527	1,234,421	345,237	865,011	981,055	616,487	2,400,615	6,658,355

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon. Does not includes Ch$1,127 million intercompany debt with Enersis

Source: Internal financial report

Pg. 22

PRESS RELEASE Nine Months 2005 – Market Information

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 8

Million Ch$	9M 04	9M 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	36,415	37,251	836	2.3%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(519)	(1,812)	(1,293)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	310,995	283,634	(27,361)	(8.8%)
Amortization of intangibles	4,928	6,022	1,094	22.2%
Write-offs and accrued expenses	20,582	21,656	1,074	5.2%
Equity in income of related companies	(29,216)	(13,443)	15,773	54.0%
Equity in losses of related companies	-	8,516	8,516	-
Amortization of positive goodwill	40,917	40,980	63	0.2%
Amortization of negative goodwill	(13,996)	(11,990)	2,006	14.3%
Price-level restatement, net	925	1,521	596	64.4%
Exchange difference, net	(13,038)	5,720	18,758	143.9%
Other credits to income which do not represent cash flows	(8,527)	(25,440)	(16,913)	(198.3%)
Other charges to income which do not represent cash flows	69,394	88,900	19,506	28.1%
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	21,835	(50,350)	(72,185)	-
Decrease (increase) in inventory	(13,122)	(25,780)	(12,658)	(96.5%)
Decrease (increase) in other assets	(52,888)	6,790	59,678	112.8%
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	(104,503)	15,075	119,578	114.4%
Decreased (increase) of payable interest	39,772	32,785	(6,987)	(17.6%)
Decreased (increase) in income tax payable	23,598	35,446	11,848	50.2%
Decreased (increase) in other accounts payable associated with non-operating results	7,639	(8,649)	(16,288)	(213.2%)
Decreased (increase) in value added tax and other similar taxes payable, net	(13,912)	(34,594)	(20,682)	(148.7%)
Income (loss) attributable to minority interest	77,950	105,257	27,307	35.0%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	405,229	517,495	112,266	27.7%

Pg. 23

PRESS RELEASE Nine Months 2005 – Market Information

Cont. Table 8

Million Ch$	9M 04	9M 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	721,793	285,650	(436,143)	(60.4%)
Proceeds from bond issuance	239,567	155,142	(84,425)	(35.2%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	26,473	622	(25,851)	(97.6%)
Capital paid	(4,082)	(246,241)	(242,159)	-
Dividends paid	(93,292)	(106,617)	(13,325)	(14.3%)
Payment of debt	(1,002,757)	(509,641)	493,116	49.2%
Payment of bonds	(17,107)	(98,121)	(81,014)	-
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(2,641)	(898)	1,743	66.0%
Other disbursements for financing	(8,448)	(13,228)	(4,780)	(56.6%)

NET CASH FLOW FROM FINANCING ACTIVITIES	(140,493)	(533,332)	(392,839)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	1,244	4,471	3,227	-
Sale of investment	2,684	-	(2,684)	(100.0%)
Other loans received from related companies	12,795	2,710	(10,085)	(78.8%)
Other receipts from investments	41,238	3,589	(37,649)	(91.3%)
Additions to property, plant and equipment	(199,398)	(218,306)	(18,908)	(9.5%)
Long-term investments	-	(32,314)	(32,314)	-
Investment in financing instruments	(17,541)	-	17,541	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,773)	(658)	1,115	62.9%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(160,750)	(240,508)	(79,758)	(49.6%)

NET CASH FLOW FOR THE PERIOD	103,986	(256,345)	(360,331)	-

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(2,690)	3,060	5,750	-

NET VARIATION ON CASH AND CASH EQUIVALENT	101,296	(253,285)	(354,581)	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	347,585	560,371	212,786	61.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	448,881	307,086	(141,795)	(31.6%)

Pg. 24

PRESS RELEASE Nine Months 2005 – Market Information

UNDER CHILEAN GAAP, THOUSAND US$

Table 8.1

Thousand US$	9M 04	9M 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	68,811	70,391	1,580	2.3%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(981)	(3,424)	(2,443)	-
Charges (credits) to income which do not represent cash flows:
Depreciation	587,670	535,968	(51,702)	(8.8%)
Amortization of intangibles	9,312	11,379	2,067	22.2%
Write-offs and accrued expenses	38,893	40,923	2,030	5.2%
Equity in income of related companies	(55,208)	(25,402)	29,806	54.0%
Equity in losses of related companies	-	16,091	16,091	-
Amortization of positive goodwill	77,319	77,438	119	0.2%
Amortization of negative goodwill	(26,447)	(22,658)	3,789	14.3%
Price-level restatement, net	1,748	2,874	1,126	64.4%
Exchange difference, net	(24,637)	10,809	35,446	143.9%
Other credits to income which do not represent cash flows	(16,113)	(48,073)	(31,960)	(198.3%)
Other charges to income which do not represent cash flows	131,130	167,990	36,860	28.1%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	41,260	(95,144)	(136,404)	-
Decrease (increase) in inventory	(24,796)	(48,715)	(23,919)	(96.5%)
Decrease (increase) in other assets	(99,940)	12,832	112,772	112.8%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	(197,474)	28,486	225,960	114.4%
Decreased (increase) of payable interest	75,155	61,951	(13,204)	(17.6%)
Decreased (increase) in income tax payable	44,592	66,980	22,388	50.2%
Decreased (increase) in other accounts payable associated with non-operating results	14,435	(16,344)	(30,779)	(213.2%)
Decreased (increase) in value added tax and other similar taxes payable, net	(26,289)	(65,370)	(39,081)	(148.7%)
Income (loss) attributable to minority interest	147,298	198,899	51,601	35.0%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	765,739	977,882	212,143	27.7%

Pg. 25

PRESS RELEASE Nine Months 2005 – Market Information

Cont. Table 8.1

Thousand US$	9M 04	9M 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	1,363,932	539,777	(824,155)	(60.4%)
Proceeds from bond issuance	452,697	293,162	(159,535)	(35.2%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	50,025	1,176	(48,849)	(97.6%)
Capital paid	(7,714)	(465,307)	(457,593)	-
Dividends paid	(176,289)	(201,469)	(25,180)	(14.3%)
Payment of debt	(1,894,854)	(963,041)	931,813	49.2%
Payment of bonds	(32,326)	(185,415)	(153,089)	-
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(4,991)	(1,696)	3,295	66.0%
Other disbursements for financing	(15,964)	(24,996)	(9,032)	(56.6%)

NET CASH FLOW FROM FINANCING ACTIVITIES	(265,482)	(1,007,809)	(742,327)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	2,351	8,448	6,097	-
Sale of investment	5,072	-	(5,072)	(100.0%)
Other loans received from related companies	24,178	5,121	(19,057)	(78.8%)
Other receipts from investments	77,925	6,782	(71,143)	(91.3%)
Additions to property, plant and equipment	(376,791)	(412,521)	(35,730)	(9.5%)
Long-term investments	-	(61,062)	(61,062)	-
Investment in financing instruments	(33,146)	-	33,146	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(3,350)	(1,243)	2,107	62.9%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(303,761)	(454,475)	(150,714)	(49.6%)

NET CASH FLOW FOR THE PERIOD	196,497	(484,401)	(680,898)	-

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(5,083)	5,783	10,866	-

NET VARIATION ON CASH AND CASH EQUIVALENT	191,413	(478,618)	(670,031)	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	656,812	1,058,902	402,090	61.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	848,226	580,284	(267,942)	(31.6%)

Pg. 26

PRESS RELEASE Nine Months 2005 – Market Information

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a negative net cash flow of Ch$256,345 million, comprised of the following activities:

Table 9

Effective Cash Flow (million Ch$)	9M 04	9M 05	Var 05-04	Chg %

Operating	405,229	517,495	112,266	27.7%
Financing	(140,493)	(533,332)	(392,839)	(279.6%)
Investment	(160,750)	(240,508)	(79,758)	(49.6%)

Net cash flow of the period	103,986	(256,345)	(360,331)	(346.5%)

Table 9.1

Effective Cash Flow (thousand US$)	9M 04	9M 05	Var 05-04	Chg %

Operating	765,739	977,882	212,143	27.7%
Financing	(265,482)	(1,007,809)	(742,327)	(279.6%)
Investment	(303,761)	(454,475)	(150,714)	(49.6%)

Net cash flow of the period	196,497	(484,401)	(680,898)	(346.5%)

Operating activities generated a net positive cash flow of Ch$517,495 million, an increase of Ch$112,266 million. As of September 2005, the operating cash flow is comprised mainly of:

•	Net income for the period amounting to Ch$37,251 million, plus:
	•	Charges of Ch$456,950 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$283,634 million, write-offs and provisions for Ch$21,656 million, amortizations of positive goodwill of Ch$40,980 million, amortization of intangibles of Ch$6,022 million, losses in investments of Ch$8,516 million, and other charges that do not represent cash flow for Ch$88,900 million, which includes the Ch$52,142 negative conversion effect of the application of the Technical Bulletin N°64 over the foreign subsidiaries.

	•	The variation of net liabilities that affect cash flow of Ch$40,062 million.

•	The above was partly compensated by:
	•	Increase in net assets which affect operating cash flow of Ch$69,340 million.
	•	Credits for Ch$25,440 million that do not represent cash flows, of which Ch$14,895 million correspond to the positive effect of the conversion of the overseas branches.
	•	Profit on investment in related companies of Ch$13,443 million.
	•	Negative goodwill amortization of Ch$11,990 million.
	•	Profit on sales of assets of Ch$1,812 million.

Financing activities produced a negative cash flow of Ch$533,332 million mainly due to the payment of loans for a value of Ch$509,641 million, capital paid of Ch$246,241 million and third parties dividend payments of Ch$106,617 million, payments to the public for Ch$98,121 million and other disbursements for Ch$13,228 million. The above is partly compensated by the receipt of loans for Ch$285,650 million, bond issues for Ch$155,141 million and other sources of financing for Ch$622 million.

Pg. 27

PRESS RELEASE Nine Months 2005 – Market Information

Investment activities generated a net negative cash flow of Ch$240,508 million that correspond mainly to the incorporation of fixed assets for Ch$218,306 million and other long term investments for Ch$32,314 million, partially compensated by the sale of fixed assets of Ch$4,471 million and other investments sources of Ch$3,589 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE (*)

Table 10

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Others
	9M 04	9M 05	9M 04	9M 05	9M 04	9M 05	9M 04	9M 05	9M 04	9M 05

Argentina	4,525	4,278	1,317	-	-	-	10,588	-	-	-
Peru	-	-	10,985	9,200	-	-	-	-	2,049	7,375
Brazil	1,713	1,762	8,711	18,894	-	-	-	-	-	-
Colombia	12,029	-	5,699	8,242	-	-	-	22,550	-	46,251

Total	18,267	6,040	26,713	36,336	-	-	10,588	22,550	2,049	53,626

Millions Ch$	Total Cash Received
	9M 04	9M 05

Argentina	16,431	4,278
Peru	13,035	16,575
Brazil	10,424	20,656
Colombia	17,728	77,043

Total	57,617	118,551

Table 10.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Others
	9M 04	9M 05	9M 04	9M 05	9M 04	9M 05	9M 04	9M 05	9M 04	9M 05

Argentina	8,551	8,084	2,489	-	-	-	20,008	-	-	-
Peru	-	-	20,759	17,384	-	-	-	-	3,873	13,936
Brazil	3,237	3,329	16,461	35,703	-	-	-	-	-	-
Colombia	22,731	-	10,768	15,574	-	-	-	42,611	-	87,399

Total	34,518	11,413	50,477	68,662	-	-	20,008	42,611	3,873	101,335

Thousand US$	Total Cash Received
	9M 04	9M 05

Argentina	31,048	8,084
Peru	24,631	31,321
Brazil	19,698	39,032
Colombia	33,499	145,583

Total	108,876	224,020

(*) Source: Internal financial report

Pg. 28

PRESS RELEASE Nine Months 2005 – Market Information

CAPEX AND DEPRECIATION

Table 11

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	9M 04	9M 05	9M 04	9M 05

Endesa	85,258	37,517	136,375	132,476
Chilectra S.A.	15,154	30,050	11,165	11,987
Edesur S.A.	22,983	22,052	40,506	33,086
Edelnor S.A.	8,769	10,939	13,414	12,194
Ampla	36,258	60,712	35,844	30,229
Coelce	23,276	37,906	30,009	25,742
Codensa S.A.	4,298	15,137	40,929	35,067
Cam Ltda.	1,284	859	909	755
Inmobiliaria Manso de Velasco Ltda.	16	560	228	267
Synapsis Soluciones y Servicios Ltda.	2,056	2,464	774	1,048
Holding Enersis	43	110	843	783

Total	199,398	218,306	310,995	283,634

Table 11.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	9M 04	9M 05	9M 04	9M 05

Endesa	161,107	70,893	257,700	250,333
Chilectra S.A.	28,636	56,784	21,098	22,651
Edesur S.A.	43,429	41,671	76,543	62,521
Edelnor S.A.	16,571	20,671	25,348	23,042
Ampla	68,514	114,724	67,732	57,122
Coelce	43,984	71,629	56,706	48,643
Codensa S.A.	8,121	28,604	77,341	66,264
Cam Ltda.	2,426	1,623	1,718	1,427
Inmobiliaria Manso de Velasco Ltda.	31	1,057	431	505
Synapsis Soluciones y Servicios Ltda.	3,885	4,656	1,463	1,980
Holding Enersis	81	209	1,593	1,480

Total	376,785	412,521	587,672	535,967

Pg. 29

PRESS RELEASE Nine Months 2005 – Market Information

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars as a great part of its sales in the different markets where it operates are mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are less indexed to the US Dollar and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, an important portion of their income come from the exports of energy to Brazil. These are indexed to the dollar, reducing the exposure of the exchange rate risk in this country.

In a scenario of a high exchange risk, the company has continued with its policy of partly covering its liabilities in Dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of September 2005, on a consolidated basis, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million and by means of forwards contracts US$74 million, due primarily to the modification of the hedging policy. A year ago, the company had already contracted US$700 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and there were not forwards contracted.

With regard to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 82.1% / 17.9% fixed / variable as of September, 2005. The percentage of its indebtedness at a fixed rate has remained fairly constant if compared with the 84.5% / 15.5% ratio as of the same date of the previous year. This is due to the fact that the risk levels have also remained in the hedging levels determined by the company’s new policy.

Pg. 30

PRESS RELEASE Nine Months 2005 – Market Information

GENERATION BUSINESS

Table 12

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Operating Revenues	1,566	1,640	828,590	867,839	4.7%
Operating Costs	(978)	(1,037)	(517,698)	(549,035)	(6.1%)
Selling and Administrative Expenses	(48)	(54)	(25,487)	(28,460)	(11.7%)

Operating Income	539	549	285,404	290,345	1.7%

Interest Income	22	25	11,801	13,066	10.7%
Interest Expenses	(288)	(261)	(152,500)	(138,186)	9.4%
Net Financial Income (Expenses)	(266)	(236)	(140,699)	(125,119)	11.1%
Equity Gains from Related Company	36	14	19,158	7,538	(60.7%)
Equity Losses from Related Company	(0)	(16)	(66)	(8,565)	-
Net Income from Related Companies	36	(2)	19,092	(1,027)	(105.4%)
Other Non Operating Income	30	75	15,787	39,524	150.4%
Other Non Operating Expenses	(61)	(77)	(32,058)	(40,718)	(27.0%)
Net other Non Operating Income (Expenses)	(31)	(2)	(16,271)	(1,194)	92.7%
Price Level Restatement	2	3	1,278	1,608	25.7%
Foreign Exchange Effect	17	20	8,821	10,623	20.4%
Net of Monetary Exposure	19	23	10,099	12,231	21.1%
Positive Goodwill Amortization	(2)	(2)	(1,221)	(1,054)	13.7%

Non Operating Income	(244)	(220)	(128,999)	(116,165)	9.9%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	296	329	156,404	174,180	11.4%
Extraordinary Items	-	-	-	-	-
Income Tax	(143)	(132)	(75,858)	(69,747)	8.1%
Minority Interest	(62)	(71)	(32,674)	(37,564)	(15.0%)
Negative Goodwill Amortization	25	22	13,149	11,847	(9.9%)

NET INCOME	115	149	61,022	78,716	29.0%

NET INCOME

Endesa Chile recorded a Net Income of Ch$78,716 million which is Ch$17,694 million higher than the previous year. This is mainly explained by:

OPERATING INCOME

Endesa Chile’s operating income reached Ch$290,345 million, an increase of 1.7% mainly due to higher operating income in our subsidiaries in Chile and Brazil partially offset by lower operating income in our subsidiaries in Argentina.

In Chile, operating income in the third quarter of 2005 was Ch$120,219 million, 11.4 % higher than in the same period of 2004. Sales increased by 13.2%, from Ch$352,574 to Ch$399,043 million as a result of a favorable hydrology in the quarter and an increase in the node price following the application of the Short Law II effective from June 13, 2005. Electricity sales volumes reached 15,121 GWh, equivalent to a 14.0 % increase over 2004. The incorporation of the Ralco hydroelectric plant allowed to add 3,581 GWh to the system. Regarding thermal generation, this fell by 749 GWh compared to the same period of 2004; however, this implied a higher cost in the first six months of the year as a result of the restrictions on natural gas from Argentina that directly impacted on our subsidiary San Isidro whose operating income showed a decrease of Ch$29,741 million derived from the generation using liquid fuels and the rise in their international prices.

Pg. 31

PRESS RELEASE Nine Months 2005 – Market Information

In Argentina, operating income for the period January-September 2005 was Ch$18,948 million, compared to the Ch$27,192 million in the same period of 2004. This operating income is explained by Ch$8,349 million of operating income from Endesa Costanera and Ch$10,599 million from El Chocon.
This lower operating income in Endesa Costanera, which reached Ch$13,265 million, is mainly explained by the higher costs of Ch$20,070 million, as a consequence of generating electricity using liquid fuel (fuel oil) for export to Brazil, caused by the calling of the lines to that country at the end of the first half year of this year as a result of the delayed rains in southern Brazil. This led to a large gap between contract energy prices and generating costs which adversely affected the results. Operating revenues in Endesa Costanera increased 4.9% reaching Ch$109,585 million, however has seen its revenues reduced with respect to fixed charges for capacity on its export business to Brazil, which has been compensated by the reorientation of operations to the Argentine market. Physical sales increased by 14.6 % in the period, reaching 6,683 GWh compared to the 5,834 GWh during 2004.

The lower operating income of Endesa Costanera was partially offset by the improved operating income from El Chocón, basically explained by the increase of Ch$4,498 million in its revenues due to improved hydrology in the Comahue region and to an increase in energy sales prices. Physical sales of El Chocón reached 2,988 GWh during the nine-month period, a 4.7% increase over the corresponding 2004 period.

In Brazil, operating income of Cachoeira Dourada reached Ch$18,570 million in 2005, Ch$8,320 million higher than in the same period of the year before. Favorable hydrology in the south-east-center region permitted the production of Cachoeira to increase by 10.5%, thus reducing its energy purchase needs. Revenues increased by 30.4% as a result of higher physical sales, the tariff adjustment and higher average sales price. The cost of sales were reduced by 4.7% to Ch$19,618 million.

In Colombia, operating income as of the third quarter of 2005 reached Ch$92,140 million, 5.3% below the level of 2004, basically explained by lower operating revenues coming from Emgesa, due to worse hydrology which reduced the hydroelectric generation. Operating revenues in Betenia increased Ch$1,432 million, but higher spot prices increase Ch$3,470 million the energy purchases.

In Peru, operating income for Edegel reached Ch$40,469 million, 5.4% below the level of the same period of 2004, mainly due to 16.6% lower revenues on the sale of electricity, because of the decrease in spot prices due to the good hydrology. Hydroelectric production increased by 6.6 % and physical sales by 7.6%. The cost of sales also declined by 26.8% to Ch$42,360 million, mainly the result of lower costs for fuel, and energy and capacity purchases, because 2004 was a dry year in Peru.

NON OPERATING INCOME

Non operating income decreased from a loss of Ch$ 128,999 million to a loss of Ch$ 116,165 million as of September 2005. This variation had a positive effect in the company’s net income.

Pg. 32

PRESS RELEASE Nine Months 2005 – Market Information

Table 13

Country	Market	GWh Sold		Var 05-04	Chg %	Market Share (*)

		9M 04	9M 05			9M 04	9M 05

Chile	SIC & SING	13,260	15,121	1,861	14.0%	38.9%	41.1%

	SIC	12,515	14,424	1,909	15.3%	48.5%	51.8%
	SING	745	697	(48)	(6.5%)	9.0%	7.8%

Argentina	SIN	8,688	9,671	983	11.3%	14.0%	14.7%

Chocón		2,855	2,988	133	4.7%	4.6%	4.5%
Costanera		5,834	6,683	849	14.6%	9.4%	10.2%

Perú	SICN	3,226	3,472	246	7.6%	23.4%	24.1%

Edegel		3,226	3,472	246	7.6%

Colombia	SIN	11,631	11,276	(355)	(3.1%)	24.1%	22.1%

Betania		1,951	2,043	92	4.7%	4.0%	4.0%
Emgesa		9,680	9,233	(447)	(4.6%)	20.1%	18.1%

Brazil	SICN	2,815	2,898	83	2.9%	1.2%	1.2%

Cachoeira		2,815	2,898	83	2.9%

Total		39,620	42,437	2,817	7.1%

(*) Respect to GWh sold

Table 14

	Company	GWh Produced		Var 05-04	Chg %

		9M 04	9M 05

	Chilean Companies	12,086	13,778	1,692	14.0%
	Chocón	2,737	2,849	112	4.1%
	Costanera	5,738	6,663	924	16.1%
	Edegel	3,068	3,306	239	7.8%
	Betania	1,415	1,570	155	10.9%
	Emgesa	7,603	7,285	(318)	(4.2%)
	Cachoeira	2,394	2,645	251	10.5%

	TOTAL	35,041	38,096	3,055	8.7%

Pg. 33

PRESS RELEASE Nine Months 2005 – Market Information

DISTRIBUTION BUSINESS

Table 15

Distribution Business	9M 04	9M 05	Var 05-04	Chg %

Customers (Th)	10,825	11,129	304	2.8%
GWh Sold	38,905	41,033	2,128	5.5%
Clients/Employe	1,523	1,559	37	2.4%
Energy Losses % (9M)	11.9%	11.9%	-	0.0%
Energy Losses % (TTM)	11.9%	11.9%	-	0.0%

HIGHLIGHTS

In Chile, physical sales in our concession area increased by 4.7% and the energy losses reached 5.5% . The billing was over 100%.

In Brazil, Coelce’s physicals sales increased by 8%, driven by higher temperatures. The energy losses were 14.1% and the billing was over 100%.

The April tariff revision was of 23.59%, but this revision was suspended and the increase limited to 11.13% due to judicial actions; Coelce billed with this tariff increase from May ‘05 to September ‘05. In October 7th the lawsuits were dropped and Coelce started billing with the 23.59% increase.

Ampla’s physical sales increased by 6.7%, driven by higher temperatures and by more economic activity. The energy losses decreased from 22.9% to 22.7%, and the billing was 99%, both due mainly to the DAT network.

In Colombia, the energy sales in our concession area increased by 4.3% and the energy losses decreased from 9.9% to 9.6% . The billing was over 100%.

In Argentina, physical sales in our concession area increased by 4.8% . The energy losses decreased from 11.8% to 11.6% .

In Peru, physical sales in our concession area increased by 6.5%, and the energy losses reached 8.6% as of September 2005. The November VAD adjustment is expected to be around 0%.

Pg. 34

PRESS RELEASE Nine Months 2005 – Market Information

CHILECTRA (UNDER CHILEAN GAAP)

INCOME STATEMENT

Table 16

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Revenues from Sales	646	751	341,854	397,432	16.3%
Other Operating Revenues	60	59	31,839	31,116	(2.3%)
Operating Revenues	706	810	373,692	428,547	14.7%
Energy Purchases	(410)	(509)	(217,112)	(269,590)	(24.2%)
Other Operating Cost	(74)	(80)	(39,204)	(42,153)	(7.5%)
Operating Costs	(484)	(589)	(256,317)	(311,743)	(21.6%)
Selling and Administrative Expenses	(56)	(55)	(29,826)	(29,010)	2.7%

Operating Income	165	166	87,549	87,794	0.3%

Interest Income	3	2	1,519	959	(36.9%)
Interest Expenses	(49)	(43)	(25,983)	(22,492)	13.4%
Net Financial Income (Expenses)	(46)	(41)	(24,464)	(21,533)	12.0%
Equity Gains from Related Company	8	14	4,282	7,590	77.3%
Equity Losses from Related Company	(25)	(33)	(13,467)	(17,454)	(29.6%)
Net Income from Related Companies	(17)	(19)	(9,185)	(9,863)	(7.4%)
Other Non Operating Income	9	10	4,994	5,091	1.9%
Other Non Operating Expenses	(6)	(4)	(3,346)	(1,959)	41.5%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	3	6	1,648	3,132	90.1%
Price Level Restatement	0	6	186	3,421	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	0	6	186	3,421	-
Positive Goodwill Amortization	(1)	(1)	(343)	(439)	(28.1%)

Non Operating Income	(61)	(48)	(32,158)	(25,282)	21.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	105	118	55,390	62,512	12.9%
Extraordinary Items	-	-	-	-
Income Tax	(15)	(21)	(7,825)	(11,315)	(44.6%)
Minority Interest	3	(1)	1,562	(471)	(130.2%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	93	96	49,128	50,725	3.3%

ADDITIONAL INFORMATION

Table 17

	Chilectra	9M 04	9M 05	Chg %

	Customers (Th)	1,361	1,396	2.6%
	GWh Sold	8,449	8,847	4.7%
	Clients/Employee	1,975	1,983	0.4%
	Energy Losses % (9M)	5.2%	5.6%	7.9%
	Energy Losses % (TTM)	5.2%	5.5%	6.6%

Pg. 35

PRESS RELEASE Nine Months 2005 – Market Information

AMPLA (UNDER CHILEAN GAAP *)

OPERATING INCOME

Table 18

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Revenues from Sales	537	640	284,001	338,482	19.2%
Other Operating Revenues	27	32	14,476	16,834	16.3%
Operating Revenues	564	671	298,478	355,315	19.0%
Energy Purchases	(295)	(320)	(155,858)	(169,184)	(8.6%)
Other Operating Cost	(169)	(209)	(89,692)	(110,723)	(23.4%)
Operating Costs	(464)	(529)	(245,550)	(279,907)	(14.0%)
Selling and Administrative Expenses	(23)	(26)	(11,911)	(13,603)	(14.2%)

Operating Income	78	117	41,017	61,805	50.7%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

ADDITIONAL INFORMATION

Table 19

	Ampla	9M 04	9M 05	Chg %

	Customers (Th)	2,096	2,191	4.6%
	GWh Sold	5,644	6,020	6.7%
	Clients/Employee	1,507	1,554	3.1%
	Energy Losses % (9M)	22.9%	22.7%	(0.9%)
	Energy Losses % (TTM)	22.9%	22.7%	(0.7%)

Pg. 36

PRESS RELEASE Nine Months 2005 – Market Information

COELCE (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 20

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Revenues from Sales	397	423	210,257	223,999	6.5%
Other Operating Revenues	6	12	3,053	6,550	114.5%
Operating Revenues	403	436	213,311	230,548	8.1%
Energy Purchases	(247)	(208)	(130,746)	(110,295)	15.6%
Other Operating Cost	(105)	(104)	(55,811)	(54,877)	1.7%
Operating Costs	(353)	(312)	(186,557)	(165,173)	11.5%
Selling and Administrative Expenses	(47)	(50)	(24,857)	(26,255)	(5.6%)

Operating Income	4	74	1,897	39,120	-

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

ADDITIONAL INFORMATION

Table 21

	Coelce	9M 04	9M 05	Chg %

	Customers (Th)	2,318	2,409	4.0%
	GWh Sold	4,483	4,843	8.0%
	Clients/Employee	1,709	1,842	7.8%
	Energy Losses % (9M)	13.7%	14.0%	2.4%
	Energy Losses % (TTM)	13.7%	14.1%	3.0%

Pg. 37

PRESS RELEASE Nine Months 2005 – Market Information

CODENSA (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 22

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Revenues from Sales	437	442	231,045	233,657	1.1%
Other Operating Revenues	130	122	68,966	64,510	(6.5%)
Operating Revenues	567	563	300,011	298,168	(0.6%)
Energy Purchases	(267)	(255)	(141,311)	(134,906)	4.5%
Other Operating Cost	(156)	(152)	(82,793)	(80,658)	2.6%
Operating Costs	(423)	(407)	(224,104)	(215,565)	3.8%
Selling and Administrative Expenses	(12)	(15)	(6,417)	(8,021)	(25.0%)

Operating Income	131	141	69,490	74,582	7.3%

* Please take note that these figures could differed from those accounted under Colombian GAAP.

ADDITIONAL INFORMATION

Table 23

	Codensa	9M 04	9M 05	Chg %

	Customers (Th)	2,008	2,055	2.4%
	GWh Sold	7,165	7,470	4.3%
	Clients/Employee	2,338	2,309	(1.3%)
	Energy Losses % (9M)	9.7%	9.5%	(1.9%)
	Energy Losses % (TTM)	9.9%	9.6%	(3.8%)

Pg. 38

PRESS RELEASE Nine Months 2005 – Market Information

EDELNOR (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 24

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Revenues from Sales	270	274	142,811	145,230	1.7%
Other Operating Revenues	8	7	4,322	3,486	(19.3%)
Operating Revenues	278	281	147,132	148,716	1.1%
Energy Purchases	(176)	(181)	(93,231)	(95,962)	(2.9%)
Other Operating Cost	(35)	(32)	(18,315)	(17,193)	6.1%
Operating Costs	(211)	(214)	(111,547)	(113,155)	(1.4%)
Selling and Administrative Expenses	(25)	(25)	(13,439)	(13,409)	0.2%

Operating Income	42	42	22,146	22,152	0.0%

* Please take note that these figures could differed from those accounted under Peruvian GAAP.

ADDITIONAL INFORMATION

Table 25

	Edelnor	9M 04	9M 05	Chg %

	Customers (Th)	909	920	1.3%
	GWh Sold	3,150	3,355	6.5%
	Clients/Employee	1,671	1,729	3.5%
	Energy Losses % (9M)	8.4%	8.6%	2.3%
	Energy Losses % (TTM)	8.4%	8.6%	1.5%

Pg. 39

PRESS RELEASE Nine Months 2005 – Market Information

EDESUR (UNDER CHILEAN GAAP*)

OPERATING INCOME

Table 26

	Million US$		Million Ch$

	9M 04	9M 05	9M 04	9M 05	Chg %

Revenues from Sales	303	311	160,464	164,351	2.4%
Other Operating Revenues	22	25	11,428	13,291	16.3%
Operating Revenues	325	336	171,893	177,642	3.3%
Energy Purchases	(159)	(188)	(83,963)	(99,582)	(18.6%)
Other Operating Cost	(121)	(111)	(64,016)	(58,517)	8.6%
Operating Costs	(280)	(299)	(147,979)	(158,099)	(6.8%)
Selling and Administrative Expenses	(43)	(41)	(22,670)	(21,906)	3.4%

Operating Income	2	(4)	1,244	(2,363)	-

* Please take note that these figures could differed from those accounted under Argentinean GAAP.

ADDITIONAL INFORMATION

Table 27

	Edesur	9M 04	9M 05	Chg %

	Customers (Th)	2,133	2,158	1.2%
	GWh Sold	10,014	10,498	4.8%
	Clients/Employee	940	941	0.1%
	Energy Losses % (9M)	11.8%	11.7%	(0.8%)
	Energy Losses % (TTM)	11.8%	11.6%	(1.5%)

Pg. 40

PRESS RELEASE Nine Months 2005 – Market Information

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Consolidated with Enersis Internacional Nine Months 2005 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 29

3Q 04	3Q 05	Var %	(in million Ch$ of 9M04)	9M 04	9M 05	Var %

843	831	(1.4%)	Gross Operating Margin	2,530	2,585	2.2%
(5,077)	(4,108)	19.1%	S&A Expenses	(12,694)	(11,642)	8.3%

(4,234)	(3,277)	22.6%	Operating Income	(10,164)	(9,057)	10.9%

16,040	28,007	74.6%	Endesa	36,601	47,215	29.0%
33,482	30,890	(7.7%)	Chilectra	57,287	59,522	3.9%
(2,975)	(3,551)	(19.4%)	Edesur	(8,491)	(12,298)	(44.8%)
(221)	2,353	-	Edelnor	1,279	5,057	-
(14,226)	709	105.0%	Ampla	(13,848)	(17,862)	(29.0%)
(720)	539	174.9%	Coelce	(1,199)	790	165.9%
3,056	2,759	(9.7%)	Codensa	8,242	10,227	24.1%
1,041	734	(29.5%)	CAM LTDA	2,725	2,623	(3.8%)
436	699	60.4%	Inm Manso de Velasco	2,031	1,639	(19.3%)
1,078	379	(64.9%)	Synapsis	3,081	2,282	(25.9%)
4,268	4,142	NA	CGTF	10,055	5,905	NA
(828)	(34)	95.9%	Other	(1,045)	(4,342)	-

40,432	67,626	67.3%	Net Income from Related Companies	96,717	100,758	4.2%

9,868	10,787	9.3%	Interest Income	36,276	37,183	2.5%
(15,059)	(15,370)	(2.1%)	Interest Expense	(57,403)	(50,263)	12.4%
(5,190)	(4,583)	11.7%	Net Financial Income (Expenses)	(21,127)	(13,080)	38.1%
2,507	2,180	(13.0%)	Other Non Operating Income	7,097	10,363	46.0%
(184)	820	-	Other Non Operating Expenses	(9,516)	(2,562)	73.1%
2,323	3,000	29.1%	Net other Non Operating Income (Expenses)	(2,419)	7,801	-
(1,202)	(659)	45.2%	Price Level Restatement	(1,198)	(1,355)	(13.1%)
(8,431)	(24,326)	(188.5%)	Foreign Exchange Effect	4,322	(20,367)	-
(9,633)	(24,985)	(159.4%)	Net Monetary Exposure	3,124	(21,722)	-
(13,198)	(12,713)	3.7%	Positive Goodwill Amortization	(39,349)	(39,483)	(0.3%)

14,734	28,345	92.4%	Non Operating Income	36,945	34,274	(7.2%)

10,499	25,068	138.8%	Net Income before (1), (2) & (3)	26,781	25,217	(5.8%)
11,916	7,195	(39.6%)	Income Tax (1)	9,602	12,004	25.0%
(330)	9	102.7%	Negative Goodwill Amortization (2)	33	30	(9.0%)
-	-	NA	Minority Interest (3)	-	-	NA

22,086	32,272	46.1%	NET INCOME	36,415	37,251	2.3%

0.68	0.99		EPS (Ch$)	1.12	1.14
0.06	0.09		EPADS (US$)	0.11	0.11
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 41

PRESS RELEASE Nine Months 2005 – Market Information

UNDER CHILEAN GAAP, THOUSAND US$

Table 29.1

3Q 04	3Q 05	Var %	(in thousand US$ of 9M05)	9M 04	9M 05	Var %

1,592	1,570	(1.4%)	Gross Operating Margin	4,780	4,885	2.2%
(9,593)	(7,763)	19.1%	S&A Expenses	(23,987)	(21,999)	8.3%

(8,001)	(6,192)	22.6%	Operating Income	(19,206)	(17,115)	10.9%

30,310	52,923	74.6%	Endesa	69,163	89,220	29.0%
63,269	58,371	(7.7%)	Chilectra	108,251	112,475	3.9%
(5,621)	(6,710)	(19.4%)	Edesur	(16,046)	(23,239)	(44.8%)
(418)	4,446	-	Edelnor	2,417	9,556	-
(26,883)	1,340	105.0%	Cerj	(26,168)	(33,753)	(29.0%)
(1,360)	1,019	174.9%	Coelce	(2,266)	1,493	165.9%
5,775	5,214	(9.7%)	Codensa	15,575	19,325	24.1%
1,968	1,387	(29.5%)	CAM LTDA	5,150	4,957	(3.8%)
823	1,321	60.4%	Inm Manso de Velasco	3,838	3,097	(19.3%)
2,038	716	(64.9%)	Synapsis	5,821	4,312	(25.9%)
8,066	7,827	NA	CGTF	19,000	11,158	NA
(1,565)	(64)	95.9%	Other	(1,976)	(8,205)	-

76,402	127,789	67.3%	Net Income from Related Companies	182,761	190,397	4.2%

18,648	20,384	9.3%	Interest Income	68,548	70,263	2.5%
(28,455)	(29,044)	(2.1%)	Interest Expense	(108,471)	(94,979)	12.4%
(9,807)	(8,660)	11.7%	Net Financial Income (Expenses)	(39,923)	(24,717)	38.1%
4,737	4,119	(13.0%)	Other Non Operating Income	13,410	19,582	46.0%
(348)	1,550	-	Other Non Operating Expenses	(17,982)	(4,841)	73.1%
4,390	5,669	29.1%	Net other Non Operating Income (Expenses)	(4,572)	14,741	-
(2,271)	(1,245)	45.2%	Price Level Restatement	(2,264)	(2,560)	(13.1%)
(15,931)	(45,967)	(188.5%)	Foreign Exchange Effect	8,167	(38,486)	-
(18,203)	(47,213)	(159.4%)	Net Monetary Exposure	5,903	(41,047)	-
(24,940)	(24,023)	3.7%	Positive Goodwill Amortization	(74,356)	(74,609)	(0.3%)

27,841	53,562	92.4%	Non Operating Income	69,813	64,766	(7.2%)

19,840	47,370	138.8%	Net Income before (1), (2) & (3)	50,607	47,651	(5.8%)
22,517	13,596	(39.6%)	Income Tax (1)	18,144	22,683	25.0%
(623)	17	102.7%	Negative Goodwill Amortization (2)	62	57	(9.0%)
-	-	NA	Minority Interest (3)	-	-	NA

41,734	60,983	46.1%	NET INCOME	68,811	70,391	2.3%

0.68	0.99		EPS (Ch$)	1.12	1.14
0.06	0.09		EPADS (US$)	0.11	0.11
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 42

PRESS RELEASE Nine Months 2005 – Market Information

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2005

TOTAL SHAREHOLDERS: 9,364

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, October 28th, 2005, at 11:00 AM New York time (12:00 PM Chilean Time). To participate, please dial +1 (617) 597-5376 or +1 (866) 510-0707 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 44911206

The phone replay will be available since October 28th, 2005, until November 4th, 2005, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 74873900

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides show”.

Pg. 43

PRESS RELEASE Nine Months 2005 – Market Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristian Palacios	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpg1@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: November 03, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer